UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro,

Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 24-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise, this report reflects KEPCO’s corporate governance structure as of May 31, 2023.

I.	Corporate Governance

1. Corporate Governance Policy

(1) General Meeting of Shareholders

KEPCO regards enhancing shareholder value and protecting shareholder rights as its highest priorities. In that connection, KEPCO plans to further promote the interest of its shareholders through responsible and transparent management based on trust and communication and by embedding in its operations a focus on serving the shareholders.

(2) Board of Directors

In order to effect transparency in its corporate governance, anyone interested in KEPCO’s corporate governance practice can access, at its corporate website, Articles of Incorporation of KEPCO, Regulations Concerning the Board of Directors, Regulations Concerning Operations of the Audit Committee and KEPCO’s other internal regulations related to its corporate governance.

To ensure the transparency of its corporate governance through an independent decision-making process, KEPCO operates a majority of directors as non-standing directors. The Board of Directors is composed of seven standing directors including the CEO and eight non-standing directors. The chairperson of the Board of Directors is appointed upon among non-standing directors for fair gathering of opinions and suggestions on the overall management.

Furthermore, non-standing directors are elected from professionals with basis of finance, accounting, labor management and energy industries, so as to fulfill ones’ role of consulting and suggesting about the agenda of board meetings.

(3) Audit

The Audit Committee inspects the accounting and management issues, and also evaluates the operation of Internal Control over Financial Reporting. Moreover, it supervises the performance of directors and management to let them make rational business decisions.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. One member of the Audit Committee is a standing director and is appointed with the recommendation of the Director Nomination Committee and by the resolution of the general meeting of shareholders. Other members of the Audit Committee who are non-standing directors are appointed from among non-standing directors and by the resolution of the general meeting of shareholders.

The Audit Committee maintains its objectivity on conducting an audit, working separately from the directors and the management. If it is necessary to carry out its duties, the committee may request any related executive or employee to be present at the committee, to submit reports and to state one’s opinion.

2.	Key Characteristics of Corporate Governance Structure

(1) Organization of the Board of Directors

As a highest decision-making body of the company, the Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors, securing its independence by composing non-executive directors as a majority of the board. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience without any discrimination of sex, race, age, nationality and cultural backgrounds so as to respond flexibly and professionally to the diversifying business environment. For fair and transparent operation of the Board of Directors, the chairperson is appointed from among non-standing directors with the review and the resolution of the Committee for Management of Public Institutions under the Ministry of Trade, Industry and Energy following the Article 21 of the Act on the Management of Public Institutions.

(2) Subcommittees in the Board of Directors

KEPCO operates three subcommittees under the Board of Directors, namely, Audit Committee, Director Nomination Committee and ESG Committee, to strengthen the preliminary review and support the rational decision making of the Board of Directors. In accordance with the Act on the Management of Public Institutions, KEPCO must have an Audit Committee and a Director Nomination Committee. In December 2020, for the first among all public enterprises in Korea, KEPCO additionally established an Environment, Social and Governance (ESG) Committee in our Board of Directors to reinforce ESG-based management system. ESG Committee is in charge with resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and problems within such performances.

(3) Expertise of the Board of Directors

In order to enhance the expertise of its Board of Directors, KEPCO considers one’s personal expertise at document screening stage of director candidates and has actively recruited many experts in various fields. KEPCO appoints members of subcommittees such as ESG Committee or Audit Committee based on the professional fields of each non-standing director and also taking a comprehensive consultation from ESG Advisory Committee and Audit Advisory Committee which are composed of external specialists. In addition, KEPCO strives to strenthen the expertise of its directors by regularly providing an education related with internal control over financial reporting and ESG.

(4) Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the diretors can carry out their duties of ‘checks and balances’ in a responsible manner. KEPCO supports directors’ and officers’ liability insurance for their decision making with a firm conviction, and forbids any director who has special interests with the agenda from participating in the related board resolution. KEPCO also strictly scrutinizes whether a non-standing director candidate has any related party transaction that would disqualify such candidate from his or her directorship under the Korean Commercial Act.

II.	Shareholders

1. Shareholders’ Rights

(1) General Meeting of Shareholders

KEPCO makes a public disclosure immediately after the board resolution to hold a general meeting of shareholders and announces the time, place, agenda and other details of the meeting at least two weeks before the date of meeting.

Pursuant to the Korean Commercial Act, KEPCO announces its meeting notice for the shareholders who have shares under 1% of total issued shares via the Data Analysis, Retrieval and Transfer System (“DART”) of the Financial Supervisory Service and Korea Investor’s Network for Disclosure System (“KIND”) of the Korea Exchange.

Annual general meetings are held within three months after the end of each business year, and extraordinary general meetings are held at such other times as are deemed necessary.

KEPCO’s general meetings of shareholders in the period from January 2022 to June 2023 were held as follows;

Type	Date of Resolution	Date of Notice	Date of Meeting	Place
Annual General Meeting	Feb. 24, 2022	Mar. 14, 2022	Mar. 29, 2022	KEPCO Headquarters
	Feb. 24, 2023	Mar. 13, 2023	Mar. 28, 2023
Extraordinary General Meeting	Sep. 15, 2022	Oct. 13, 2022	Oct. 31, 2022
	Feb. 10, 2023	Feb. 10, 2023	Feb. 27, 2023
	Jun. 2, 2023	Jun. 2, 2023	Jun. 26, 2023

(2) Voting at the General Meeting of Shareholders

A list of the agenda voted at the general meetings of shareholders in the period from January 2022 to June 2023 is provided below.

Date of Meeting	Resolution	Agenda	Outstanding Shares	Shares Voted	Shares for (Approval Rate*)
Mar. 29, 2022	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2021	641,964,077	453,493,332	446,826,964 (98.5%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2022	641,964,077	453,493,332	412,649,957 (91.0%)
Oct. 31, 2022	ExtraOrdinary	Approval of amendments to the Articles of Incorporation	641,964,077	449,773,988	448,601,978 (99.7%)
Feb. 27, 2023	Ordinary	Election of a Standing Director - Lee, Jung-Bok	641,964,077	465,949,368	422,006,696 (90.6%)
	Ordinary	Election of a Standing Director - Lee, Jun-Ho	641,964,077	465,949,368	425,808,991 (91.4%)
	Ordinary	Election of a Standing Director as Comptroller & Auditor General and Member of Audit Committee - Jun, Young-Sang	287,517,843	111,503,134	64,371,873 (57.7%)
Mar. 28, 2023	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2022	641,964,077	460,729,683	455,926,327 (99.0%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2023	641,964,077	460,729,683	441,217,957 (95.8%)
Jun. 26, 2023	Ordinary	Election of a Standing Director - Seo, Guen-Bae	641,964,077	449,414,958	446,353,790 (99.3%)

*

Under the Korean Commercial Act, the voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares, are limited to three percent when appointing members of the Audit Committee.

*	Approval rate is the percentage of the shares for to the shares voted.

(3) Proposal Right of Shareholders

KEPCO assures the proposal right of shareholders in accordance with requirements provided on the Korean Commercial Act. When a certain agenda is proposed and unless it is against the laws or the Articles of Incorporation of KEPCO, it shall be submitted to the general meeting of shareholders after the resolution by the Board of Directors.

Every shareholder who attends the general meeting of shareholders has the right to inquire and request for explanation on the agenda, unless he or she obviously intends to obstruct the proceedings of the meeting.

Shareholders may make a proposal for the general meeting of shareholders, but any shareholder proposal has not been submitted to the meetings held by June 2023. KEPCO will consistently strive to guarantee the shareholders’ proposal right in accordance with the relevant laws, providing such information through KEPCO’s corporate website.

(4) Shareholder Return Policy

In accordance with provisions in the Korean Commercial Act, Articles of Incorporation of KEPCO and the KEPCO Act, KEPCO is entitled to pay out dividends. KEPCO determines dividends considering its investment plan, future cash flow and financial structure to enhance shareholder value and increase shareholder return. KEPCO did not pay any dividend for the fiscal year 2022.

KEPCO’s dividend payments are finally determined at the annual general meeting of shareholders through resolutions by the Board of Directors and announced immediately via DART.

(5) Dividend

Details of KEPCO’s dividend payments in the past three years are as follows.

Fiscal Year	Share Dividend	Cash Dividend
		Dividend Per Share (KRW)	Payout Ratio on the separate basis (%)	Total Dividend (million KRW)	Dividend Yield* (%)
2022	—	—	—	—	—
2021	—	—	—	—	—
2020	—	1,216	40.0	780,628	4.5

*	Dividend Yield ratio is based on the average closing price of KEPCO shares of a week past two days before the closing of shareholders’ registry.

KEPCO is authorized to pay preferential dividends on shares held by shareholders other than the Korean government. However, KEPCO has not done so in the past three years as there has been no such proposal from the Korean government, its majority shareholder. There was no interim dividend paid in the past three years.

2. Fair and Equitable Treatment of Shareholders

(1) Issued Shares and Disclosure of Company Information

Currently, KEPCO’s authorized share capital is as follows.

	Authorized Shares	Issued Shares	Issued Rate	Note
Common Shares	1,200,000,000	641,964,077	53.50%	Registered Common Shares
Class Shares	150,000,000	—	0.00%	Non-Voting Preferred Shares

*	Par value of a share is KRW 5,000.
*	Issued rate is the percentage of the issued shares to the authorized shares.

Issued common shares are all registered common shares, and each share shall have one voting right. The voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares are limited to three percent when it comes to the agenda of election of members of the Audit Committee, under the Korean Commercial Act.

KEPCO makes its company information public through its corporate website and electronic disclosure systems (DART, KIND) in order to provide the information in a fair and equitable way and in a timely manner.

KEPCO holds IR meetings in relation to quarterly earnings releases in February, May, August and November. Moreover, following the relocation of its headquarters to Naju city, KEPCO holds weekly IR meetings in Seoul and conference calls with institutional investors. KEPCO announces its earnings release schedule via DART as well as public filings on the SEC website; KEPCO also posts its IR schedule on its corporate website. IR Presentations are available on its corporate website, both in Korean and English. (http://home.kepco.co.kr/kepco/EN)

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO makes English disclosures available on the SEC website through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The English filings KEPCO makes to the SEC is available by accessing http://www.sec.gov, clicking the “Company Filings” button and entering “Korea Electric Power Corporation” in the “Company Name” search field.

(2) Related Party Transactions and the Internal Monitoring System

KEPCO has put in effect several internal regulations, including the Code of Conduct and Coundut Guidelines for its executives and employees, so as to prevent related party transactions and self-dealings that promote private interests among its executives and employees. Also, KEPCO has established an internal monitoring system to identify and appropriately disclose related party transactions between KEPCO and its related parties.

Under the Code of Conduct, employees who harms any proper performance of his or her duties become subject to disciplinary actions. The Code of Conduct also prohibits employees from engaging in transactions based on information obtained in their course of employment. In addition, under the Regulations Concerning the Public Disclosure, its executives and employees are prohibited from using any material non-public information related to its business in trading of securities or any other transaction.

(3) Shareholder Protection Policy Regarding Material Changes on Corporate Governance Structure or Major Business

To protect shareholder rights, KEPCO provides various channels to communicate with shareholders, such as corporate website, to suggest shareholders’ opinions and get material information on its major business and operation.

There was no material change on corporate governance structure or major business from January 2022 to June 2023, including merger, business transfer, divestitures, exchange or transfer of its shares.

III.	Board of Directors

1. Functions

(1) Management Decision

The Board of Directors, which is established based on the Korean Commercial Act, makes reviews and resolutions on the matters as stipulated in the relevant laws and the Articles of Incorporation of KEPCO, including matters concerning its management targets, budget plans, accounting settlements, mid- and long-term strategies, business plans and other matters deemed necessary by the CEO or the Board of Directors.

Matters subject to resolutions by and reporting to the Board of Directors are as follows.

a)	Matters subject to review and resolutions by the Board of Directors

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds;

•	Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Debt Guarantee for other entities;

•	Amendment to the Articles of Incorporation;

•	Establishment and amendment to major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Matters deemed necessary by the CEO to request a review and resolution of the Board of Directors

•	Request for dismissal of the CEO;

•	Expansion and establishment of regional offices;

•	Remuneration for Executives;

•	Modification in resolutions previously made by the Board of Directors, according to increases in total expenses(over 10% or 10 billion won) or significant changes on the original plan

•	Related party transaction which amounts more than 5% of total equity or 50 billion won; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

b)	Matters subject to reporting to the Board of Directors

•	Settlement of accounts for the first half of the fiscal year;

•

Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the audit committee and accounting audit results;

•	Explanation for non-standing director’s request pursuant to the Article 20 of the Act on the Management of Public Institutions;

•	Annual performance of the Internal Control over Financial Reporting;

•	Large-scale Reorganization results including Headquarters;

•	Operating plan under the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry; and

•	Any other matter which the Board of Directors requires reporting from the CEO.

The Board of Directors may suggest matters to its meetings as agendas which are deemed necessary regarding its operations in accordance with other legislations or articles of incorporation, other than the matters subject to resolutions by BOD specified in Regulations Concerning the Board of Directors. The Board of Directors actively proposes agenda which the BOD recognize its importance to have BOD review or resolutions even if it is not forced by related laws, as stipulated in Regulations Concerning the Board of Directors.

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO to decide on matters that are subject to BOD resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a BOD meeting or the BOD meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

(2) Appointment of CEO

The President of KEPCO, who concurrently serves as a Chief Executive Officer, is appointed in accordance with the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review and resolution of the Committee for Management of Public Institutions (established under the Ministry of Economy and Finance) pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders.

The CEO Nomination Committee consists of five to fifteen members with a majority of non-standing directors, and the chairperson of the committee must be selected from among non-standing directors. The CEO Nomination Committee recommends eligible candidates that meet the criteria stipulated in the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The eligibility criteria for a CEO candidate are as follows:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the Chief Executive Officer; and

•	Integrity, morality and a strong sense of corporate ethics.

The term of President & CEO is three years in accordance with the Act on the Management of Public Institutions. However, it can be renewed by an increment of one year based on the perfromance evaluation results.

In the event that the President & CEO cannot perform his or her duties due to an unavoidable reason, one of the standing directors shall act for the President & CEO in such order of priority as shall be specified in the Articles of Incorporation of KEPCO. However, if none of the standing directors is able to serve as the President & CEO, the senior non-standing director, the most senior non-standing director (based on the date of appointment if the senior non-standing director is unable to serve) and the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the President & CEO, in that order of priority.

(3) Internal Control Policy

To identify and manage various types of risks, KEPCO operates each followings independently; a Risk Deliberation Committee which is composed of internal and external experts, external auditors and the Audit Committee under its Board of Directors. Under the Audit Committee an independent internal audit organization is set to effectively support an internal control system. The Risk Deliberation Committee ensures its independence and expertise by composing majority with external members. For financial risks, an external auditor regularly examine and evaluate on financial statements and the internal control system. In addition, ESG Committee consisted only of non-standing directors reviews and deliberates on major reports and decisions for non-financial risks such as environment, social and governance issue.

For a compliance management, KEPCO designates an establishment and amendment of internal audit regulations as a matter subject to resolution by the board and operates the Code of Conduct and the Conduct Guidelines for KEPCO executives and employees.

Pursuant to the Act on External Audit of Stock Companies, etc., KEPCO made Regulations Concerning Internal Control over Financial Reporting and established the internal accounting control system. In order to enhance the reliability of financial information and share the importance of Internal Control over Financial Reporting companywide, KEPCO defines control activities in detail and conducts an annual evaluation of the effectiveness of its internal accounting control system.

The President & CEO of KEPCO, who is responsible for the company’s internal accounting control system, examines the effectiveness of the company’s internal accounting control system after the end of every fiscal year and reports the results to the general meeting of shareholders, the Board of Directors, and the Audit Committee. The Audit Committee evaluates the operation of internal accounting control system and reports the results to the Board of Directors.

KEPCO is in compliance with the related laws and Regulation concerning Internal Control over Financial Reporting, as it amends internal regulations in accordance with any amendment to the Act on the External Audit of Stock Companies, etc.

KEPCO also has put in effect the Regulations Concerning Public Disclosure to make sure that all information be disclosed in a fair, accurate and timely manner. The Corporate Senior Executive Vice President & Chief Financial & Strategic Planning Officer is responsible for establishing and maintaining disclosure control system and Accounting Team under Finance & Accounting Department is gathering and reviewing the information to be disclosed from operation department, periodically and frequently as needed.

2. Composition of the Board of Directors

(1) Current state of Composition

The organizational chart of the Board of Directors is as follows;

Board of Directors • 7 standing directors and 8 non-standing directors • Chairperson (Senior non-standing director): Park, Jong-Bae

Audit Committee	Director Nomination Committee	ESG Committee
• 1 standing director and 2 non-standing directors • Chairperson (non-standing director) : Kim, Jae-Shin

•   5-15 members comprised of non-standing directors and external members appointed by the Board of Directors

•   Chairperson: Elected among its members who are non-standing directors by the vote of the members

• 3 non-standing directors • Chairperson: Park, Jong-Bae (elected among the members)

The Board of Directors as of June 29, 2023 is listed as follows;

Type	Gender	Name (Age)	Title	Positions held Since
Standing Director	Male	Jun, Young-Sang (59)	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	Mar. 7, 2023
Standing Director	Male	Lee, Jung-Bok (60)	Interim President & Chief Executive Officer, Corporate Senior Executive Vice President & Chief Business Management Officer	Feb. 27, 2023
Standing Director	Male	Lee, Jun-Ho (60)	Corporate Senior Executive Vice President & Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023
Standing Director	Male	Seo, Guen-Bae (60)	Corporate Senior Executive Vice President & Chief Financial (Strategy) Officer	Jun. 26, 2023
Standing Director	Male	Kim, Tae-Ok (60)	Corporate Senior Executive Vice President & Chief Power Grid Officer	Mar. 25, 2021
Standing Director	Male	Lee, Heung-Joo (61)	Corporate Senior Executive Vice President & Chief Nuclear Business Officer	Oct. 14, 2021
Non-standing Director	Male	Park, Jong-Bae (59)	Chairperson of the Board of Directors and the ESG Committee	Jan. 31, 2020
Non-standing Director	Male	Park, Hyo-Sung (65)	Member of the Audit Committee	Apr. 14, 2021
Non-standing Director	Male	Lee, Kee-Man (62)	–	Apr. 14, 2021
Non-standing Director	Male	Lee, Kye-Sung (66)	Member of the ESG Committee	Jul. 9, 2021
Non-standing Director	Female	Kim, Jae-Shin (56)	Chairperson of the Audit Committee	Jul. 9, 2021
Non-standing Director	Male	Kim, Jong-Woon (65)	–	Aug. 22, 2022
Non-standing Director	Male	Kim, Jun-Ki (58)	–	May 2, 2023
Non-standing Director	Male	Park, Chung-Kun (58)	–	May 2, 2023

Under the Board of Directors, there are three subcommittees, namely, Audit Committee, Director Nomination Committee and ESG Committee as follows;

Committees	Gender	Composition	Main Role of the Committee
Director Nomination Committee	–	Non-standing directors and external members appointed by the Board of Directors (Total 5-15 members)

-   Decision on the nomination process for director candidates

-   Review and recommendation of director candidates

-   Negotiation of the Administration Agreement with the President candidate

-   Other matters related with recommendation of the director candidates

Audit Committee	Female	Kim, Jae-Shin (Chairperson, Non-Standing)	- Conduct audit on work and accounting - Evaluate the operation of Internal Control over Financial Reporting - Inspect internal monitoring system working
	Male	Park, Hyo-Sung (Non-Standing)
	Male	Jun, Young-Sang (Standing, Non-executive)
ESG Committee	Male	Park, Jong-Bae (Chairperson, Non-Standing)	- Review on material ESG related issues - Consult on ESG related business strategies and specific plans
	Male	Lee, Kye-Sung (Non-Standing)
	–	To be appointed (Non-Standing)

Pursuant to the Act on the Management of Public Institutions and Articles of Incorporation of KEPCO, KEPCO’s Board of Directors consists of not more than 15 directors. Of such directors, no more than seven can be standing directors (including the CEO), and no more than eight can be non-standing directors. Since the standing directors (including the CEO) cannot constitute the majority of the Board of Directors, the board can perform independently from the management and the dominant shareholder.

Under Regulations Concerning the Board of Directors and Act on the Management of Public Institutions, the senior non-standing director is appointed as the chairperson of the board which is separated from the CEO to ensure its independence. However, in circumstance where the chairperson cannot serve his or her duties inevitably, the most senior non-standing director (based on the date of appointment) or the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the chairperson of the Board of Directors.

(2) Director Eligibility Requirements and Appointment Process

KEPCO’s directors satisfy all statutory eligibility requirements, including under the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act. In addition, following appointment of directors, KEPCO periodically monitors whether the directors are compliant with the eligibility criteria, including in relation to the eligibility criteria applicable to non-standing directors under the Korean Commercial Act.

A.	Eligibility

KEPCO considers the qualification requirements under the Guidelines for Personnel Management of Public Institutions and selects qualified candidates with practical abilities and competence. The qualifications required of directors include profound knowledge and experience in the relevant field, leadership and capabilities for organizational management, ethical behavior based on integrity and morality and other qualifications required in light of KEPCO’s special characteristics and environment.

B.	Director Appointment Process

Directors are appointed in accordance with the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders.

Standing directors other than the CEO are appointed by the CEO after the approval at the general meeting of shareholders. The standing director who concurrently serves as a member of the Audit Committee is appointed by the President of the Republic of Korea upon the motion of the Ministry of Economy and Finance following the nomination by the Director Nomination Committee, the resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders. Non-standing directors must be appointed by the Minister of the Ministry of Economy and Finance following the resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the Director Nomination Committee. The term of the CEO is three years, while that of directors other than the CEO is two years.

(3) Recommendation of Director Candidates

In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee to recommend candidates for positions of the CEO, the standing director who concurrently serves as a member of the Audit Committee and non-standing directors. We manage such details under Regulations Concerning Operations of the Director Nomination Committee.

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members. The committee members are selected by the Board of Directors from various fields, such as law, economics, academia, media and labor relations, and are required to include one person who acts as a spokesperson for KEPCO under the relevant regulations. The chairperson of the Director Nomination committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly comply with its internal regulations and relevant laws regarding the eligibility criteria and review procedure. Moreover, KEPCO strictly verifies the eligibility criteria of each director candidates as required by the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act.

KEPCO provides detailed information with director appointment process to shareholders at least two weeks before the general meeting of shareholders, to review thoroughly on director candidates. Also, KEPCO persistently makes efforts to reflect minority shareholders’ opinions.

We do not exclude concentrated voting under Articles of Incorporation of KEPCO. If concentrated voting is claimed by a shareholder who has more than 1% of the issued shares in a general meeting of shareholders subjects to the appointment of more than two directors, we can adopt concentrated voting in accordance with the Korea Commercial Act.

3. Non-Standing Directors

In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in a strict compliance with the specified procedures set out in Regulations Concerning Operations of the Director Nomination Committee after a careful scrutiny for any statutory reason for disqualification under the Korean Commercial Act.

The following tables sets forth the non-standing directors’ term and significant interests with KEPCO and its subsidiaries as of May 31, 2023;

Name	Positions held Since (tenure)	Work Experience in		Transactions of the company which each non-standing director is its majority shareholder, in the past 3 fiscal years with		Transactions of the company which each non-standing director concurrently holds its position, in the past 3 fiscal years with
		KEPCO	KEPCO’s Subsidiaries	KEPCO	KEPCO’s Subsidiaries	KEPCO	KEPCO’s Subsidiaries
Park, Jong-Bae	Jan. 31, 2020 (3yrs 4m)	Mar. 1987 – Feb. 1998	No	No	No	No	No
Park, Hyo-Sung	Apr. 14, 2021 (2yr 2m)	No	No	No	No	No	No
Lee, Kee-Man	Apr. 14, 2021 (2yr 2m)	No	No	No	No	No	No
Lee, Kye-Sung	Jul. 9, 2021 (1yr 11m)	No	No	No	No	No	No
Kim, Jae-Shin	Jul. 9, 2021 (1yr 11m)	No	No	No	No	No	No
Kim, Jong-Woon	Aug. 22, 2022 (10m)	No	No	No	No	No	No
Kim, Jun-Ki	May 2, 2023 (1m)	No	No	No	No	No	No
Park, Chung-Kun	May 2, 2023 (1m)	Apr. 1983–	No	No	No	No	No

*

Mr. Park, Chung-Kun serves as a labor director as required under the new labor director system introduced under the Act on the Management of Public Institutions, which was amended on February 3, 2022 and became effective on August 4, 2022 (the “Act”), and our amended articles of incorporation, effective as of November 7, 2022. Pursuant to the Act, one non-standing director of the public institution must be appointed among its employees who have held their offices for at least three years and (i) is recommended by the representative of the employees (or the representative of the labor union of the public institution if there is a labor union comprising the majority of the employees) or (ii) obtains consent from the majority of the employees of a public institution.

As of May 31, 2023, Mr. Kim, Jun-Ki concurrently holds a position of outside director of Hotel shilla Co., Ltd. with a term of 3 years from March 17, 2022. Other non-standing directors of KEPCO concurrently do not hold any position in other company.

4. Evaluation of Non-Standing Directors

(1) Evaluation

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation criteria includes attendance rates in the board meetings, performance in the board and contribution to KEPCO. Six of non-standing directors were subject to the evaluation from January 2022 to May 2023; Mr. Seong, Si-Heon, Ms. Bang, Su-Ran, Mr. Park, Hyo-Sung and Mr. Lee, Kee-Man in 2022, Mr. Lee, Kye-Sung and Ms. Kim, Jae-Shin in 2023.

If the evaluation result of a non-standing director’s performance is poor, the Minister of the Ministry of Economy and Finance may dismiss such non-standing director through a resolution by the Committee for Management of Public Institutions or propose a dismissal of such non-standing director to the person who has the right to appoint a non-standing director. The term of office for a non-standing director is two years, and it can be renewed by an increment of one year based on one’s evaluation result at the discretion of the Minister of Ministry of Economy and Finance.

(2) Compensation

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions.

The following table sets forth compensations for non-standing directors in 2022;

In thousands of Korean Won

Year	Number of non-standing directors	Total amount of remuneration	Average remuneration per director
2022	8	229,516	28,690

*	The average remuneration per director is based on the average number of non-standing directors in 2022.

As of June 29, 2023, KEPCO does not grant stock options to the non-standing directors.

5. BOD Operation

(1) Outline of BOD Operation

KEPCO sets out details for operations of the Board of Directors on the Articles of Incorporation of KEPCO and Regulations Concerning the Board of Directors. The Board of Directors is required to hold regular meetings on a monthly basis and non-regular meetings as needed. Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Act permits directors’ attendance by teleconference or video conference if needed.

The following table sets forth the details of the board meetings held from January 2022 to May 31, 2023.

Date	Attendance/ Total	Agenda	Results
Jan. 26, 2022	15/15	Approval of the safety management plan of 2022	Approved as proposed
		Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	Approved as proposed
Feb. 24, 2022	15/15	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	Approved as proposed
		Approval of consolidated and separate financial statements for the fiscal year 2021	Approved as proposed
		Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed
		Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported
		Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Accepted as reported
		Report on audit results for 2021	Accepted as reported
		Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Accepted as reported
Mar. 18, 2022	15/15	Approval of establishment of research-based spin-off companies of KEPCO	Approved as proposed
		Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	Approved as proposed
		Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	Approved as proposed

Apr. 8, 2022	15/15	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed
		Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed
Jun. 24, 2022	15/15	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed
		Approval of the mid-to-long term financial management plan (2022-2026)	Approved as proposed
		Approval of partial sale of equity interests of KEPCO Engineering and Construction Co., Inc.	Approved as proposed
		Report on audit results for the first quarter of 2022	Accepted as reported
Jun. 27, 2022	15/15	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed
Jul. 15, 2022	13/15	Approval of the additional contribution to Korea Institute of Energy Technology	Approved as proposed
		Approval of provision of debt guarantee for the HVDC-VSC subsea transmission system construction and operation project in UAE	Approved as proposed
		Approval to consign contract administration regarding construction works to Public Procurement Service	Approved as proposed
Aug. 19, 2022	14/14	Approval of amendments to the Articles of Incorporation	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval of changing composition of Director Nomination Committee for the candidates of non-standing director	Approved as proposed
		Approval of establishment of and contribution to a special purpose company for construction and operation of Jafurah combined heat and power plant in Saudi Arabia	Approved as proposed
		Report on financial statements for the first half of 2022	Accepted as reported
Sep. 15, 2022	14/14	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director as a labor director	Approved as proposed
		Approval of forming Director Nomination Committee and evaluation standards for the candidates of a standing director and member of the Audit Committee	Approved as proposed
		Approval to appoint members of the ESG Committee	Approved as proposed
		Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2022	Approved as proposed

Sep. 30, 2022	13/14	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed
Oct. 28, 2022	14/14	Approval of the mid-to-long term management target (2023-2027)	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2022	Approved as proposed
Nov. 18, 2022	13/14	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed
		Approval of amendments to Regulations for Employee Remuneration and Welfare	Approved as proposed
Dec. 16, 2022	12/14	Approval of amendments to Regulations for Employee Remuneration and Welfare	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval of legislating Guidelines for Management of Financial Assets	Approved as proposed
		Approval of amendments to the Agreement on Management Performance Assessment for the President & CEO	Approved as proposed
		Approval of R&D plan of 2023	Approved as proposed
		Approval of budget plan and borrowings in 2023	Approved as proposed
Dec. 30, 2022	14/14	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed
		Approval of amendments to personnel capacity	Approved as proposed
Jan. 19, 2023	13/14	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed
		Approval of the safety management plan of 2023	Approved as proposed
Feb. 10, 2023	13/13	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Approved as proposed
Feb. 24, 2023	12/13	Approval of amendments on the Rules of Employment	Approved as proposed
		Approval of the maximum aggregate amount of remuneration for directors in 2023	Approved as proposed
		Approval to call for the annual general meeting of shareholders for the fiscal year 2022	Approved as proposed

		Approval of consolidated and separate financial statements for the fiscal year 2022	Accepted as reported
		Report on the results of collective agreement	Accepted as reported
		Report on the annual management of commercial papers in 2022	Accepted as reported
		Report on internal control over financial reporting for the fiscal year 2022	Accepted as reported
		Report on the evaluation of internal control over financial reporting for the fiscal year 2022	Accepted as reported
		Report on audit results for 2022	Accepted as reported
Mar. 24, 2023	13/14	Approval of establishment of reaserch-based spin-off companies of KEPCO	Approved as proposed
		Approval of liquidation of the KEPCO-Uhde Inc.	Approved as proposed
Apr. 21, 2023	14/15	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval of amendments to the Regulation for Employee Remuneration and Welfare	Deferred
		Approval of the tenth long-term plan for power transmission and substation facilities	Approved as modified
May 15, 2023	15/15	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed

(2) Performance of Directors

KEPCO prepares minutes and depositions for each board meeting, specified with the time, place, attendees’ list, comments of attendees at the meeting and results of the resolutions. Such minutes are made publicly available through KEPCO’s corporate website and All Public Information In-One (“ALIO”) website of the Ministry of Economy and Finance within fourteen days except any confidential information of the company. The minutes also are preserved at the headquarters after reports and confirmation at the following board meeting.

The following table sets forth the attendance and approval rates of the directors as of June 29, 2023, for the board meetings in the fiscal year of 2022;

Name	Type	Position Held Since	Attendance Rate	Approval Rate
Jun, Young-Sang	Standing (Non-executive)	Mar. 7, 2023	—	—
Lee, Jung-Bok	Standing	Feb. 27, 2023	—	—
Lee, Jun-Ho	Standing	Feb. 27, 2023	—	—
Seo, Guen-Bae	Standing	Jun. 26, 2023	—	—
Kim, Tae-Ok	Standing	Mar. 25, 2021	100%	100%
Lee, Heung-Joo	Standing	Oct. 14, 2021	92.9%	100%
Park, Jong-Bae	Non-Standing	Jan. 31, 2020	100%	100%
Kim, Jae-Shin	Non-Standing	Jul. 9, 2021	92.9%	100%
Park, Hyo-Sung	Non-Standing	Apr. 14, 2021	100%	100%
Lee, Kee-Man	Non-Standing	Apr. 14, 2021	92.9%	100%
Lee, Kye-Sung	Non-Standing	Jul. 9, 2021	100%	100%
Kim, Jong-Woon	Non-Standing	Aug. 22, 2022	100%	100%
Kim, Jun-Ki	Non-Standing	May 2, 2023	—	—
Park, Chung-Kun	Non-Standing	May 2, 2023	—	—

6. Subcommittees

Under the Board of Directors, KEPCO established three subcommittees, namely, Audit Committee, Director Nomination Committee and ESG Committee in accordance with Regulations Concerning the Board of Directors. KEPCO sets out each subcommittee’s aim, applicable scope, duties, composition and the way of call and resolution under regulations concerning each subcommittee.

Audit Committee conducts an audit on KEPCO’s business and accounting, inspects the business and assets of the company and report results to the Board of Directors. ESG Committee reviews on an agenda related to ESG issues which is subject to resolution of the Board of Directors and also reports its review results to the Board of Directors. Director Nomination committee decides its composition (including non-standing directors and external members appointed by the Board of directors) and evaluation standards for director candidates with a resolution of the Board of Directors, however, reviews and recomends director candidates independently from the board, so does not need to report its results to the Board of Directors.

(1) Audit Committee

KEPCO maintains an Audit Committee pursuant to the Korean Commercial Act. The Audit Committee consists of three members, two of who are required to be non-standing directors. The details of the Audit Committee are provided in ‘IV. Audit’ section.

(2) Director Nomination Committee

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors, in accordance with the Act on the Management of Public Institutions. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members.

The Director Nomination Committee from January 2022 to May 31, 2023 were held as follows;

Round		Date	Agenda	Results
Appointment of a non-standing director	1	Jul. 11, 2022	Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	2	Jul. 25, 2022	Document screening	Approved as proposed
Appointment of a non-standing director and a Member of the Audit Committee	1	Dec. 6, 2022	Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	2	Dec. 21, 2022	Document screening	Approved as proposed
	3	Dec. 28, 2022	Interview	Approved as proposed
Appointment of a non-standing director	1	Dec. 20, 2022	Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	2	Jan. 5, 2023	Document screening	Approved as proposed
Appointment of a non-standing director as a labor director	1	Jan. 19, 2023	Document screening	Approved as proposed

(3) ESG Committee

In December 2020, KEPCO established an Environment, Social and Governance (“ESG”) Committee under the Board of Directors to reinforce ESG-based management system and to ensure continuous performance in this area. ESG Committee consists of three non-standing directors. ESG Committee is in charge with resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and problems within such performances.

The ESG Committee from January 2022 to May 31, 2023 were held as follows;

Date	Attendance/ Total	Agenda	Results
May 20, 2022	3/3	Report on implementation strategy of KEPCO ESG Management	Accepted as reported
Jun. 24, 2022	3/3	Approval of implementation strategy of KEPCO ESG Management	Accepted as proposed
		Report on publishing plan of Sustainability Report	Accepted as reported
		Report on implementation strategy of KEPCO Ethical & Compliance Management and introducing governmental policy of Ethical Management	Accepted as reported
Nov. 18, 2022	3/3	Approval of publishing plan of Sustainability Report of 2022	Approved as proposed
		Report on the interim check for tasks under KEPCO ESG Management strategy	Accepted as reported
Apr. 21, 2023	3/3	Report on publishing plan of Sustainability Report of 2023	Approved as reported
		Report on implementation plan of Environmental Management of 2023	Approved as reported

The following table sets forth the attendance rates of the directors for the ESG committee meetings in the fiscal year of 2022;

Name	Type	Position Held Since	Attendance Rate
Park, Jong-Bae	Non-Standing	Jan. 31, 2020	100%
Bang, Su-Ran	Non-Standing	Sep. 1, 2020 ~ May 1, 2023	100%
Lee, Kye-Sung	Non-Standing	Jul. 9, 2021	100%

IV. Audit

1. Internal Audit

(1) Responsibilities and Authorities of the Audit Committee

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions, and the composition, responsibilities and authorities of the Audit Committee are provided in the Regulations Concerning Operations of the Audit Committee.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Act.

The following table sets forth the members of the Audit Committee as of June 29, 2023;

Title	Type	Name	Experiences Related to the Audit
Chair person	Non-Standing	Kim, Jae-Shin

-   Certified public accountant of Samhwa Accounting Firm (from 2000 to 2004)

-   Certified public accountant of Dasan Accounting Firm (from 2004 to 2006)

-   Certified public accountant of Nexia Samduk (from 2006 to 2021)

-   Certified public accountant of Saedure Accounting Firm (from 2021 to present)

Member	Non-Standing	Park, Hyo-Sung	- Consul General, Korean Consulate General in New York, U.S.A. (from 2017 to 2019) - Ambassador Extraordinary and Plenipotentiary to Romania (from 2014 to 2015)
Member	Standing (Non-executive)	Jun, Young-Sang

-   Professor of Public Administration at Konkuk University (from 2011 to 2017)

-   Operation Director at the Korean Association for Public Administration (from 2014 to 2015)

-   Research Director at the Korean Society for Public Personnel Administration (2009)

-   Secretary Director at the Korean Association for Policy Sciences (2008)

One member of Audit committee is a standing director who is also non-executive, and such director is appointed based on the recommendation of Director Nomination Committee and by the resolution of general meeting of shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of general meeting of shareholders; the members of the Audit Committee independently and separately conduct an audit on management. The standing director of the Audit Committee shall not concurrently hold the post of public official, executive or employee of the institution subject to self-audit and engage in duties for the purposes of financial gain other than public duties pursuant to the Act on Public Sector Audits.

The Audit Committee conducts an audit on KEPCO’s business and accounting, inspect the business and assets of the company, evaluate the Internal Control over Financial Reporting of the company and examine internal monitoring system. The committee carries out its duties independently of the Board of Directors and managements to secure objectivity.

Matters subject to the review and resolutions by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of external auditors;

•	Negotiate the compensation contract with external auditors;

•	Approve any non-audit work to be performed by external auditors;

•	Decide on the scope of matters that require consultation with external auditors;

•	Establish, modify and abolish the Regulations Concerning Operations of the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

-	Audit by the Board of Audit and Inspection

-	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

-	Annual audit results; and

-	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from external auditors on a director’s any illegal or improper behavior in the course of performance of his or her duties

•	Report from external auditors on KEPCO’s violation of accounting standards and policy

•	Report from external auditors on the audit and related reporting

•	Evaluation of the auditing activities by external auditors

•	Design, performance and potential improvements related to the internal monitoring system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The Audit Committee members are trained by external professionals to foster their expertise in audit. The following table sets forth the trainings took by the Audit Committee members in 2022;

Date	By	Attended members	Agenda
Aug. 19, 2022	Audit & Inspection Office	Kim, Jae-Shin Park, Hyo-Sung Choi, Young-Ho	- Cases and its appropriate measures on the Act on the Prevention of Conflict of Interest Related to Duties of Public Servant

Oct. 28, 2022	Korea Listed Companies Association	Kim, Jae-Shin Park, Hyo-Sung Choi, Young-Ho	- Trends and the board’s role and responsibility in Internal Control over Financial Reporting

The Audit Committee, if necessary in carrying out its duties, may request employees of the company or the external auditor to attend at committee meetings, submit related materials and state their opinions and ask for consultation from external experts.

The breach of the law and the Articles of Incorporation of KEPCO by the management will be reviewed and resolved by the Audit Committee and reported to the Board of Directors. The Audit Committee receives reports from the external auditor on a director’s any illegal or improper behavior in the course of performance of his or her duties. Any breach of the management will be scrutinized in accordance with the internal audit regulations depending the materiality of the matter and when such breaches are of serious concern, they will be reported to investigative authorities.

KEPCO has established a support team for internal audits, which directly reports to the Audit Committee. KEPCO also has installed such support teams for internal audits seperately in fifteen regional headquarters, three regional construction headquarters and six specialized business departments to enhance the internal control system.

The support teams for internal audits carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. All of these audit results are accessible from KEPCO’s corporate website.

The Audit Committee members attend Board of Directors meetings and receive reports on business management issue that are of great importance. And as it is stipulated in Regulations Concerning Operations of the Audit Committee, the committee members may receive reports on matters of great importance when it is required by the committee.

(2) Operation of the Audit Committee and the Performance of the members

Under the Regulations Concerning Operations of the Audit Committee, the committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

The following table sets forth the details of the meetings of the Audit Committee from January 2022 to May 31, 2023;

Date	Agenda	Results
Jan. 26, 2022	Approval of Audit plans for 2022	Approved as proposed
	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	Approved as proposed
	Approval of plans on KEPCO Integrity Certification awards	Approved as proposed
	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the external auditor	Approved as proposed
	Report on audit education plans in 2022	Accepted as reported
	Report on audit progress by external auditors for fiscal year 2021	Accepted as reported
Feb. 24, 2022	Approval of the consolidated and separate financial statements and business report for the fiscal year 2021	Approved as proposed
	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the external auditor	Approved as proposed
	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported
	Report on the evaluation on internal control over financial reporting for the fiscal year 2021	Accepted as reported
	Report on audit results for 2021	Accepted as reported

Mar. 18, 2022	Approval of the investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed
	Report on audit results by the external auditor for the fiscal year 2021	Accepted as reported
Apr. 22, 2022	Approval of establishment of guidelines on regulations to avoid conflicts of interests of KEPCO executives and staff members	Approved as proposed
	Approval of amendments to guidelines to sue or accuse on work-related crimes of KEPCO staff members	Deferred
	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Report on the external audit progress on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
May 20, 2022	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the external auditor	Approved as proposed
	Approval of amendments to the guidelines for disciplinary actions	Approved as proposed
	Approval of amendments to guidelines to sue or accuse on work-related crimes of KEPCO staff members	Approved as proposed
	Report on external audit results on consolidated and separate financial statements for the first quarter of the fiscal year 2021	Accepted as reported
Jun. 24, 2022	Approval of amendments to the guidelines for the handling of whistleblowing report and protection of whistleblowers	Approved as proposed
	Apporval of amendments to the guildelines for the proactive employees’ exemption	Approved as proposed
	Report on the audit results for the first quarter of 2022	Accepted as reported
	Report on post-evaluation results of the external auditor for the fiscal year 2021	Accepted as reported
	External auditor’s report on the audit plans for the fiscal year 2022	Accepted as reported
Jul. 15, 2022	Approval of Amendments to Code of Conduct and Guidelines for Practice of executives and staff members	Approved as proposed
	Approval of amendments to guidelines on internal audit regulations	Approved as proposed

Aug. 19, 2022	Approval of amendments to internal audit regulations	Approved as proposed
	Report on the audit results for the second quarter of 2022	Accepted as reported
	Auditor’s review report for the first half of 2022	Accepted as reported
Sep. 19, 2022	Approval of the investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
	Approval of appointment of external auditors of subsidiaries	Approved as proposed
Nov. 18, 2022	Report on the audit results for the third quarter of 2022	Accepted as reported
	Report on external audit results on consolidated and separate financial statements for the third quarter of the fiscal year 2022	Accepted as reported
Dec. 16, 2022	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the external auditor	Approved as proposed
	Report on group audit standards of the fiscal year 2022	Accepted as reported
Jan. 19, 2023	Approval of audit plans for 2023	Approved as proposed
	Approval of amendments to Internal Audit Regulations and Guidelines for Legal Support on Auditors	Approved as proposed
	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the external auditor	Approved as proposed
	Report on audit education plans in 2023	Accepted as reported
	Annual Report on the independence of external auditors	Accepted as reported
Feb. 9, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed
Feb. 24, 2023	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Approved as proposed
	Approval of the consolidated and separate financial statements and business report for the fiscal year 2022	Approved as proposed
	Report on internal control over financial reporting for the fiscal year 2022	Accepted as reported
	Report on the evaluation on internal control over financial reporting for the fiscal year 2022	Accepted as reported
	Report on audit progress by external auditors for fiscal year 2022	Accepted as reported
	Report on audit results for 2022	Accepted as reported

Mar. 17, 2023	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed
	Report on audit results by the external auditor for the fiscal year 2022	Accepted as reported
Apr. 21, 2023	Approval of amendments to guidelines on internal audit regulations	Approved as proposed
	Prior approval for external auditors for subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the external auditor	Approved as proposed
	Report on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Report on the external audit progress of Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Report on the audit results for the first quarter of 2023	Accepted as reported

The following table sets forth the attendance rates of directors for the Audit Committee meetings in the fiscal year of 2022;

Name	Type	Position held since	Attendance Rate
Kim, Jae-Shin	Non-Standing	Jul. 9, 2021	100%
Park, Hyo-Sung	Non-Standing	Apr. 14, 2021	100%
Choi, Young-Ho	Standing (Non-executive)	Nov. 16, 2020 ~ Feb. 6, 2023	100%

Audit procedures are conducted in accordance with the audit plans that pursuant to the Act on Public Sector Audits. Details of meetings of the Audit Committee including meeting date, venue, agenda, statements made and results are documented and signed by the attended members. The Audit Committee makes reports at general meetings of shareholders regarding the meeting agenda, investigation results and audit reports statements in accordance with Regulations Concerning Operations of the Audit Committee and the Korean Commercial Act.

2. External Auditor

(1) Appointment of External Auditors

As a listed company, KEPCO appoints the external auditor for three consecutive fiscal years subject to approval by the Audit Committee in compliance with the Act on External Audit of Stock Companies, etc.

The Audit Committee comprehensively considers the following qualities when approving the appointment of the external auditor: auditing period, proper number of skilled manpower, compensations, appropriateness of audit plans, independence and expertise. Moreover, by organizing a bidding evaluation committee, the Audit Committee evaluates each bidder with the criteria of financial condition, understanding of KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services.

Accordingly, on November 16, 2018, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2019 to 2021. And also on October 15, 2021, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2022 to 2024.

The Audit committee evaluates annually the audit performance of the external auditor based on the compliance with the matters determined at the appointment, the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

In limited circumstances, the Audit Committee may selectively authorize the external auditor to engage in non-audit services, but only after finding that there are no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Regulations Concerning Operations of the Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

The external auditor provided non-audit services to KEPCO and its subsidiaries in the fiscal year of 2022 as follows;

In thousands of Korean Won

Date	Services	External Auditor	Compensations
Mar. 18, 2022	Tax advice on KEPCO Netherlands J3 Corporation	Ernst & Young Han Young	11,000
May 1, 2022	Tax report advice on KEPCO KPS Philippines Corporation	Ernst & Young Han Young	19,513
May 3, 2022	Tax advice on Moolarben coal project of four generation subsidiaries in Australia	Ernst & Young Han Young	34,000
May 30, 2022	Tax report advice on KEPCO Australia corporation	Ernst & Young Han Young	52,000
Dec. 16, 2022	Tax report advice on KEPCO KPS Philippines Corporation	Ernst & Young Han Young	22,646
Dec. 20, 2022	Tax advice on calculating debt interest rate of KEPCO Australia Corporation’s affiliates	Ernst & Young Han Young	14,000
Dec. 20, 2022	Tax advice on reporting hybrid mismatch arrangements of KEPCO Australia corporation to Australia Office in 2021 Taxation	Ernst & Young Han Young	9,000

(2) Communications between the Audit Committee and the external auditor

The Audit committee receives direct reporting from, and exchanges views with the external auditor at least on a quarterly basis as to KEPCO’s critical accounting policy, review of the half-year financial statements, annual audit results and any illegal or improper behavior of KEPCO employees in the course of employment.

The face-to-face meetings of the Audit Committee and the external auditor in the fiscal year of 2022 to May 31, 2023 is listed as follows;

Date	Attendance/Total	Contents	External Auditor
Jan. 26, 2022	3/3	Report on the external audit progress for the fiscal year 2021	Ernst & Young Han Young
Mar. 18, 2022	3/3	Report on the external audit results for the fiscal year 2021	Ernst & Young Han Young
Apr. 22, 2022	3/3	Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Ernst & Young Han Young
May 20, 2022	3/3	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2022	Ernst & Young Han Young
Jun. 24, 2022	3/3	Report on the external audit plans of the fiscal year 2022	Ernst & Young Han Young

Aug. 19, 2022	3/3	Report on the external audit results for the consolidated and separate financial statements for the first half of the fiscal year 2022	Ernst & Young Han Young
Nov. 18, 2022	3/3	Report on the external audit results for the consolidated and separate financial statements for the third quarter of the fiscal year 2022	Ernst & Young Han Young
Dec. 16, 2022	3/3	Report on the group audit standards of the fiscal year 2022	Ernst & Young Han Young
Jan. 19, 2023	3/3	Annual Report on the independence of external auditors	Ernst & Young Han Young
Feb. 24, 2023	3/3	Report on the external audit progress for the fiscal year 2022	Ernst & Young Han Young
Mar. 17, 2023	3/3	Report on the external audit results for the fiscal year 2022	Ernst & Young Han Young
Apr. 21, 2023	3/3	Report on the external audit progress of Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Ernst & Young Han Young

The external auditor reports to the Audit committee on important matters discovered during audit procedure through various methods including face-to-face meeting, e-mail and phone calls. The Audit Committee gives full support to the external auditor in conducting audit procedures. The communications between the external and internal audit teams and important matters found by the external auditors are reflected in internal audit procedures after reviewed by the internal audit teams.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: June 29, 2023